Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

The following email was sent to all NexTier employees on July 26, 2023:

Disciplined growth leads to long-term success. As NexTier moves forward in a merger of equals with Patterson-UTI Energy, we’ll become an industry-leading drilling and completions services provider. Our strong financial position, innovative technology portfolio, and integrated approach to providing customers with outstanding value will allow us to win the future. Our strength comes from the talent of our team and our approach to meeting market needs.

Watch this video to learn more about what disciplined growth means:

The following is a transcript of the video embedded within the email:

Tim Ondrak, Senior VP of WTX:

In oilfield services, it has to be disciplined growth. In order to do that and to grow responsibly, you absolutely have to manage capital and resources, right? And so, an OFS business is really taking the resources we have: the equipment, the people, the knowledge, the customer relationships; and it’s saying, “Okay, how much capital do I need to spend to deliver the best product and what kind of returns am I going to get?”

And so, you know, when you look at the financial position that NexTier is in today, it’s because you know, our CFO and our leadership teams all kind of recognize that early enough to pivot and start making decisions that will provide the best return on capital and ultimately lead us to a place where the business is stable.

Jose Lopez, Corporate Controller:

What I saw that was innovative is how they reacted to the COVID downturn. The kneejerk reaction was really to cut back on investments and play it safe, but NexTier saw an opportunity to actually increase their investment, taking advantage of the market at that point in time and looking into the future to see what could happen, knowing that, you know, prices could go up, costs could go up.

Andy Fertsch, Director of Finance WTX:

We look back in the last couple of years, it was a race to the bottom with pricing. We’ve finally been able to claw back some market share and we’re going to our customers and telling them, “Look, NexTier can provide you maybe not the lowest cost, but we’re going to provide the best value to you.”

Tim Ondrak, Senior VP of WTX:

The number one way to we protect pricing is with outstanding service. Our crews show up on locations and, day one, they go out and they do a great job, and that drives a lot of value for our customers because they can depend on it. They know they’re not going to have an unexpected expense to fix a mistake.

Kenny Pucheu, Chief Financial Officer:

We try to perform for our customers. The more that we can perform every day, the better for them and their results. And that goes to technology and operational performance and safety.

Tim Ondrak, Senior VP of WTX:

We will move resources to other basins, other areas, or we’ll even send things to the refurb shop to get them ready to go out, you know, when the pricing environment improves.

Tommy Balez, Senior VP of Sales and Marketing:

We truly believe in the macro that oil and gas is in an upcycle, that it’s going to be a strong environment. So that allows us to do what we need to do, which is, you know, be profitable and help our customers deliver oil and gas at a price that works for both us and for them.

John Lewis, VP of QHSE Operations:

It’s a “you-see-it, you-own-it” culture collectively. And we get a ton of things done by doing that where, at a lot of organizations, everybody sticks to their little silos, their departments. I mean, here it’s wide open.

That’s high performance, that’s high reliability. It’s demanding. That also makes it fun. There’s nothing boring about this job whatsoever. I don’t think I’ve ever had this type of job satisfaction, honestly, anywhere else in the industry that I’ve worked. It’s extremely cool.

The consistent choices each of us make to serve our customers well allow us to ensure a strong future for the combined company we are becoming. We chose to merge with Patterson-UTI because we share the same values. Together, we’ll have a strong financial position and be well-positioned to return capital to shareholders and deliver even more value to our customers. These are key components of running a successful company.

The more disciplined we are with pricing, growth, and building productive partnerships with our customers, the more we’ll be able to create value by expanding integration at the wellsite and ensuring we deliver solutions in a safe, efficient manner.

So much of our success comes from how we manage our resources responsibly. As we stay the course in doing the right thing, we’ll all benefit from the success our customers experience.

Keep leading,

Courtney

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI filed with the SEC on July 17, 2023 a registration statement on Form S-4 includes a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.